Rezolve AI Limited

21 Sackville Street

London, W1S 3DN

United Kingdom

January 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mitchell Austin

Jan Woo

Re: Rezolve AI Limited

Registration Statement on Form F-1

Filed January 13, 2025

File No. 333-284240

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated January 23, 2025 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant”) Registration Statement on Form F-1, filed with the Commission on January 13, 2025 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form F-1

General

1.
Staff’s comment: We note that the registration statement covers the resale of shares to be issued pursuant to an equity line financing transaction with YA II PN, LTD. Please revise to identify this transaction as an equity line transaction and to ensure the following is disclosed:

•
the equity line investor is identified in the prospectus as an underwriter, as well as a selling shareholder;
•
the material terms of the equity line agreement, including the material conditions under which the company may access the funds available under it, are described. These material terms include (i)

U.S. Securities and Exchange Commission

January 28, 2025

the number of shares registered for resale; (ii) the maximum principal amount available under the agreement; (iii) the term of the agreement; and (iv) the full discounted price (or formula for determining it) at which the investor will receive the shares;
•
the material risks of an investment in the company and in the offering, including: (i) the dilutive effect of the formula or pricing mechanism on the company’s share price; (ii) the possibility that the company may not have access to the full amount available to it under the equity line; and (iii) whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the company’s share price;
•
the material market activities of the investor, including: (i) any short selling of the company’s securities or other hedging activities that the investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and (ii) how the investor intends to distribute the securities it owns or will acquire; and
•
how the provisions of Regulation M may prohibit the investor and any other distribution participants that are participating in the distribution of the company’s securities from: (i) engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and (ii) purchasing shares in the open market while the equity line is in effect.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3–5, 10–11, 57–58, 71–72, 103 and 123 of the Amendment.

2.
Staff’s comment: We note that certain disclosures appear to have not been updated following the consummation of the de-SPAC business combination, such as the last paragraph on page 91. Please revise throughout your prospectus to reflect that this business combination has been consummated and ensure that your disclosures are current.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 53, 55, 67, 69, 95, and 97 of the Amendment.

Management and Compensation

Rezolve Executive Officer and Director Compensation, page 91

3.
Staff’s comment: You disclose here the aggregate cash compensation paid by Rezolve and its subsidiaries to its executive officers and directors for the year ended December 31, 2022. Please ensure you update this disclosure to provide disclosure for the last full financial year. See Item 6.B of Form 20-F.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of the Amendment.

* * *

U.S. Securities and Exchange Commission

January 28, 2025

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Daniel Wagner

Daniel Wagner

Chief Executive Officer

cc: Penny Minna, Esq.

DLA Piper LLP (US)